Investment Professionals



Kent L. Johnson, CFA

Senior Vice President - Research and Investment Management

Kent joined Sit Investment Associates in January 1989. He is currently responsible for co-managing the Sit Dividend Growth Fund and provides fundamental research on companies in the capital goods, financial, transportation and education sectors. In addition, Kent leads SIA's quantitative research team. He has served in a variety of positions at SIA, including client administration and computer applications, before joining the equity research staff in 1993. Kent received a B.S. in Finance in 1989 from the University of Minnesota and earned an M.B.A. from the University of Minnesota Carlson School of Management in 1995.



Ronald D. Sit, CFA

Vice President - Research and Investment Management

Ron joined Sit Investment Associates in July 1984. His current responsibilities include investment research on consumer-oriented companies in the consumer non-durable, commercial services and retail sectors. Ron's prior work experience includes approximately two years with the Gelco Corporation where he worked for both the company Treasurer and Controller. In addition, he worked as a Research Assistant with Piper Jaffray. Ron received a B.A. degree from Northwestern University in 1981 and, in 1984, earned an M.M. from the J.L. Kellogg Graduate School of Management in the areas of finance, managerial economics and managerial accounting. He serves on the boards of the Saint Paul Chamber Orchestra, Private School Young Life and the President's Cabinet of the Northern Star Council of the Boy Scouts of America.



David A. Brown, CFA, CPA

Vice President - Research and Investment Management & Director of Client Services

Dave joined Sit Investment Associates in July 1997. His current equity research responsibilities include the media, consumer durable and consumer services sectors, and researching accounting issues. Additionally, he is responsible for supporting the firm's institutional equity business development and client service initiatives. Prior to joining the firm, Dave held a variety of positions with KPMG Peat Marwick LLP. While at KPMG, between 1986 and 1992, Dave managed a variety of client relationships and specialized in providing technical accounting and advisory services on GAAP, SEC, and financial reporting issues to corporate clients. From 1992 through 1997, he specialized in mergers and acquisitions and capital market transactions. He joined KPMG in 1986 after receiving his B.B.A. in Accounting from the University of North Dakota.



Robert W. Sit, CFA

Vice President - Research and Investment Management

Rob joined Sit Investment Associates in February 1993 as a member of the technology research team. His primary responsibilities include fundamental research and securities analysis involving companies within the technology and energy sectors. From 1991-93, Rob worked for SIA's affiliate, Sit International (Sit/Kim), as a research associate. Rob received a B.A. degree in Economics and History from DePauw University in 1991 and earned an M.B.A. from Northwestern University's J.L. Kellogg Graduate School of Management in 2002. He currently serves on the boards of the Minnesota International Center and the Abbott Northwestern Hospital Foundation, and the investment committees of the National Marrow Donor Program and Be The Match Foundation.

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Michael J. Stellmacher, CFA

Vice President - Research and Investment Management

Mike joined Sit Investment Associates in January 2001. His investment research responsibilities focus on the 20th century economy, high carbon-footprint industries such as energy, utilities, chemicals, and metals. Prior to joining SIA, Mike spent ten years managing the investments of The Pillsbury Company's employee benefit plans. Trained as an economist, he also held economic research and analysis positions with Pillsbury, Tri/Valley Growers, and the U.S. Department of Agriculture. He received B.S. and M.S. degrees in Agricultural Economics from the University of Wisconsin- Madison (1977) and Oklahoma State University (1979), respectively, and received an M.B.A. from the University of Minnesota Carlson School of Management in 1991.



Raymond E. Sit

Vice President - Research and Investment Management

Raymond joined Sit Investment Associates in 1992 and is responsible for research and portfolio recommendations for investments in Latin America, emerging Europe and Asia ex-Japan. Prior to joining Sit Investment, Raymond was a cost analyst with Tecolote Research, Inc. in their Aerospace Cost Consulting Practice. During the summers of 1983-1986, he worked as a research associate for Sit Investment while attending college. He received a B.S. in Economics with a minor in statistics from the University of Minnesota in 1987 and an M.B.A. from Pepperdine University in 1990.



Denise A. Anderson, Ph.D.

Vice President - Research and Investment Management

Denise joined Sit Investment Associates in November 2008. She is responsible for fundamental research on companies in the global healthcare sector. Prior to joining SIA, Denise spent ten years as a sell-side healthcare analyst, working for Kepler Capital Markets, Bank Julius Baer and Bank Sarasin, all based in Zurich, Switzerland. She served as head of the healthcare teams since 2002. Prior to her career in the financial world, Denise was employed for close to ten years in the research departments of Roche and BASF, work which earned her a number of patents. Denise received a B.A. in chemistry from the University of Minnesota, Morris in 1983, a Ph.D. in organic chemistry from The Johns Hopkins University in 1989 and an M.B.A. from Duke University in 1997. She currently serves as Press Secretary for the American Chemical Society's Minnesota Government and Legislative Affairs Committee and President of the Twin Cities Chapter of the Johns Hopkins Alumni Association.



John M. Bernstein

Vice President - Research and Investment Management

John joined Sit Investment Associates in March 1995. He currently provides fundamental research on both domestic and global financial companies. He is also a member of the firm's investment Policy & Strategy team. Prior to joining SIA, John was an equity research analyst at Exponential Partners. He received a B.A. degree from Carleton College in 1986 and an M.B.A. in Finance and Marketing from the University of Minnesota Carlson School of Management in 1992.



Joseph R. Eshoo

Vice President – Research and Investment Management

Joe joined Sit Investment Associates in January 2008. His investment research responsibilities are focused in the telecommunication services and equipment area. Prior to joining SIA, Joe was a Senior Analyst/Portfolio Manager at HighMark Capital Management covering the Information Technology and Telecommunication Services sectors. He has over nine years of sell-side Senior Analyst experience at A.G. Edwards & Sons, Rodman & Renshaw and Zacks Investment Research. He received a B.S. in Electrical and Electronics Engineering from Marquette University in 1982, a Masters in Engineering Management from Northwestern University in 1988 and an M.B.A. with a concentration in Finance and specialization in International Business from the University of Chicago in 1991. Prior to the career change into the investment industry, Joe worked within the avionics defense industry for nine years as a radar jamming systems design engineer primarily at Northrop Corporation.



Tasha M. Murdoff

Vice President – Research and Investment Management

Tasha joined Sit Investment Associates in November 1995. She is currently a member of the global equity investment team responsible for fundamental research on companies located within Europe, Japan, emerging markets and Canada. Tasha began in Sit Mutual Funds before transferring to SIA marketing in September 1998 and to equity research in 2000. She received a B.A. in Business Administration with an emphasis in finance from Augsburg College in Minneapolis in 1997 and an M.B.A. from the University of St. Thomas in 2002. Tasha is currently an advisor and member of the WCA Foundation Investment Committee.



Mark A. Pepper

Vice President – Research and Investment Management

Mark rejoined Sit Investment Associates in October 2010. He is currently a generalist with a focus on Europe. Mark previously worked for SIA as an Equity Research Analyst from 2002-2007 covering several industries within the technology and healthcare sectors and as a consultant from 2008-2010. He has also worked as Vice President and Senior Research Analyst for OFI Institutional, where he covered the consumer discretionary and healthcare sectors as part of a four-person team managing OFI's small cap relative value (core) and disciplined value portfolios, and four years as a sell-side research analyst at Goldman Sachs covering capital goods and automotive companies. Mark earned a B.S. in Business Administration from Bryant College in 1995 and an M.B.A. from the Harvard Graduate School of Business in 2001.



Stacey M. Curme

Equity Trader / Equity Research Analyst

Stacey joined Sit Investment Associates in December 1993. She currently serves as equity trader for the domestic and international markets. Stacey also works as a research analyst to the Global Chief Investment Officer. Prior to joining the equity trading team in 2002, Stacey served as a client service representative in both the Sit Mutual Fund Group and Sit Investment Associates' client administration department. Stacey received her B.S. degree in Finance and Banking from the University of Minnesota in 1993 and an M.B.A. from the University of Minnesota Carlson School of Management in 2001.



Ningning Tang, CFA

Equity Research Analyst

Ningning joined Sit Investment Associates in November 2007. She is a generalist, currently researching stocks in the greater China region. Prior to SIA, Ningning was an associate equity analyst covering technology stocks with Craig-Hallum Capital Group LLC from 2005 to 2007. She also worked at Peregrine Capital Management from 2004 to 2005. In addition, Ningning worked 6 years at Prima Pacific Inc. in Beijing China as a business analyst. She received a B.A. from Beijing Second Institute of Foreign Languages in 1992 and an M.B.A. from the University of St. Thomas in 2004. Ningning is fluent in Mandarin.



Bradley W. Meyer
Equity Trader / Equity Research Associate

Brad joined Sit Investment Associates in January 2001. He currently serves as an equity trader and maintains some equity research responsibilities. He worked for three years in the client administration area before joining the equity research team. Prior to joining SIA, he worked as an investment accountant for Investment Advisers Inc. in Minneapolis. Brad graduated with a B.A. in Finance from Gustavus Adolphus College in December 1998 and received an M.B.A. from the University of Minnesota Carlson School of Management in 2008.



Lee J. Feltman, CFA
Equity Research Associate

Lee joined Sit Investment Associates in May 2007. He is currently a generalist, providing fundamental research and quantitative analysis to the equity research team. Lee began as an equity research intern before joining the firm full time. He received a B.S. in Finance from the University of Minnesota 2009.



Nicholas D. Tich
Equity Research Assistant

Nick joined Sit Investment Associates in March 2005. He currently works in equity research team where he uses quantitative tools and portfolio analysis to help the team. Nick began as an intern in Sit Mutual Funds before transferring to the equity research area. He received a B.S. in Mathematical Economics from the University of St. Thomas in May 2008.



Eric M. Manthe
Equity Research Assistant

Eric joined Sit Investment Associates in October 2004. He currently works in equity research where he uses quantitative tools and portfolio analytics, along with fundamental research, to help the team. Eric began his career with SIA in the systems department before transferring to the equity research area. He received a B.S. in Computer Science with a minor in Economics from St. Cloud State University in 2003, and an M.B.A. with a concentration in finance from the Carlson School of Management in 2010.



Samuel K.V. Krawczyk
Equity Research Assistant

Sam joined Sit Investment Associates in January 2014 as an equity research assistant. He is currently doing work in the capital goods and consumer sectors. Sam graduated from Northwestern University, Magna Cum Laude, with a B.S. in political science.



Peter L. Mitchelson, CFA

Vice Chairman (Retired)

Peter was a founding principal of Sit Investment Associates. He retired in March 2008 and is serving as a consultant to the firm. Before joining Sit Investment in August 1981, Peter served as Senior Vice President - Portfolio Management and Client Services for IDS (American Express Financial) Advisory in Minneapolis, where he was responsible for managing approximately $300 million in equity assets for client portfolios. In addition, he directed the marketing of the firm's services. Prior to joining the IDS organization in early 1978, he spent ten years with an investment counseling firm in Montreal which specialized in pension fund management. Peter has educational and investment experience in Switzerland, Canada, and the United States, obtaining a BComm degree from the University of Toronto in 1964 and an M.B.A. from the Harvard Graduate School of Business Administration in 1966. He currently is serving his second term as a board member of the Minnesota Council on Economic Education and is an Òat largeÓ member of the Investment Committee of Westminster Presbyterian Church in downtown Minneapolis.

Investment Professionals



Debra A. Sit, CFA

Senior Vice President and Senior Portfolio Manager

Debbie Sit joined Sit Investment Associates in the year of the firm's founding in 1981. She is currently responsible for municipal bond portfolio management and overseeing the firm's municipal bond research process. Debbie began her career at Sit Investment working in computer applications and various administrative areas. In September 1987, she joined Sit Fixed Income as a Bond Specialist Ð Assistant Fixed Income Manager, focusing primarily on taxable bond research and portfolio management. Since 1991, she has served as a co-manager of the firm's tax-exempt bond portfolios. Debbie received her B.A. in Biology from the University of Minnesota in 1982 and, in 1987, completed her M.B.A. at the Chicago Booth School of Business where she earned a finance specialization with concentrations in accounting and policy. Debbie currently serves on the boards of the University of Minnesota Foundation and the Ordway Center for the Performing Arts.



Bryce A. Doty, CFA

Senior Vice President and Senior Portfolio Manager

Bryce Doty joined Sit Investment Associates in November 1995. He is responsible for taxable bond portfolio management serving as portfolio manager for all taxable bond accounts. Bryce's seven years of experience with Minnesota Mutual include two years of management consulting, two years as Due Diligence Officer for broker/dealer operations and three years as the head of their Public Bond Trading desk. His responsibilities also included analyzing and monitoring all total return corporate credits. In 1988, Bryce received a B.A. in Business Management with minors in physics and psychology from Hamline University. He completed his M.B.A. with a concentration in finance at the University of Minnesota Carlson School of Management in 1992. Bryce currently serves on the Board of Trustees for Hamline University in St. Paul, Minnesota.



Mark H. Book, CFA, CMA

Vice President and Portfolio Manager

Mark joined Sit Investment Associates in August 2000 as a Portfolio Manager and Fixed Income Analyst. He is responsible for taxable bond portfolio management and credit research. Prior to joining SIA, Mark spent three years with U.S. Bancorp Piper Jaffray where he was Vice President and Senior Corporate Bond Strategist. Prior to U.S. Bancorp Piper Jaffray, he worked as a fixed income portfolio manager at Norwest Investment Management for one year and Insight Investment Management for six years. He also traded fixed income securities at Reliastar Financial Corporation (now ING) for five years. Mark received a B.A. in Accounting from the University of Minnesota in 1986. In 1992 he completed his M.B.A. with a concentration in finance at the University of Minnesota Carlson School of Management.



Paul J. Jungquist, CPA, CFA

Vice President and Portfolio Manager

Paul joined Sit Investment Associates in January 1994. He is responsible for analyzing municipal and corporate credits and serves as portfolio manager for certain taxable and tax-exempt accounts. Prior to that he worked as an auditor for Grant Thornton. He also served as an assistant controller for Twin Cities Testing. In 1984, Paul received a B.B.A. of Accountancy from the University of Notre Dame. He graduated from the University of Minnesota Carlson School of Management in 1993, where he obtained an M.B.A. in finance.



Christopher M. Rasmussen, CFA
Vice President and Portfolio Manager

Chris joined Sit Investment Associates in February 1999, joining Sit Fixed Income in September 2002. He is responsible for taxable bond portfolio management and credit research. Chris received a B.S.B. in Finance with a minor in economics from the University of Minnesota Carlson School of Management in 2001. In 2004, he received an M.B.A with dual concentrations in finance and strategic management, also from the University of Minnesota Carlson School of Management. He currently serves as a member of the investment subcommittee for the Girl Scouts of Minnesota and Wisconsin River Valleys.



Todd S. Emerson, CFA
Research Analyst

Todd joined Sit Investment Associates in July 2006. His responsibilities include credit research and analysis on individual fixed income securities. Previously he spent over six years in various strategic finance roles at Thomson West (now Thomson Reuters) and US Bank, as well as almost four years in public finance and treasury at RBC Dain Rauscher (now RBC Capital Markets). In 1991, Todd received a B.B.A. in Economics from the University of Wisconsin-Eau Claire. He completed his M.B.A. with a concentration in finance at the University of Minnesota Carlson School of Management in 1994. Todd previously served on the boards of the Minnesota Society of Municipal Analysts and the National Federation of Municipal Analysts.



Matthew T. Hilliard, CFA
Research Analyst

Matt joined Sit Investment Associates in October 2007. His responsibilities include credit research and analysis on individual fixed income securities. Prior to joining SIA, he spent two and a half years as a valuation analyst with Stonehill Group, and one year as a corporate trust analyst for US Bank. Matt received B.A. degrees in Finance and Economics from the University of Wisconsin - La Crosse in 2002 and an M.B.A. with a concentration in finance at the University of Minnesota Carlson School of Management in May 2008.



Eric T. Nelmark
Research Analyst

Eric joined Sit Investment Associates in August 2004. His responsibilities include credit research and analysis on individual fixed income securities. Prior to joining SIA he spent almost six years at Investment Advisers, Inc. (now Paladin Investment Associates). Eric spent time in several areas including mutual fund accounting, finance, and equity trading. In 1998, he received his B.A. in Business Administration from Bethel University with concentrations in accounting and finance and an M.B.A. from the University of St. Thomas in 2005.



Jessica A. Ersfeld
Research Analyst

Jessica joined Sit Investment Associates in September 2007. Her responsibilities include research, analysis and trading of mortgage securities. Prior to joining the fixed income team Jessica worked in corporate trust at Wells Fargo Bank for five years, specializing in municipal debt and student loan securities. She received her B.A. (Magna Cum Laude) in Finance and Computer Science from the University of St. Thomas in 2000 and received an M.B.A. from the University of Minnesota Carlson School of Management in 2006.



Kevin P. O'Brien, CFA

Municipal Bond Trader

Kevin returned to Sit Investment Associates in August 2008. He currently is responsible for trading municipal bonds. He originally joined the firm in October 1997 and spent three years in client administration before joining the equity research team where he was responsible for trading domestic and international equities in addition to performing quantitative research. He left the firm in June 2005 to work full-time for the Army National Guard and prepare for a deployment to Iraq as an Air Assault Company Commander and UH-60 Blackhawk helicopter pilot from which he returned in the summer of 2008. Kevin received a B.A. in Economics and Business Administration with a concentration in Financial Management from the University of St. Thomas in 1997.



Michael J. Reich, CFA

Research Associate

Michael joined Sit Investment Associates in March 2004. His primary responsibilities are to provide assistance in the analysis and trading of fixed income securities. Michael worked for Sit Mutual Funds before joining Sit Fixed Income in December 2006. He received a B.A. in Business Administration-Finance with a minor in economics from the University of St. Thomas in 2005, and an M.B.A. from the University of Minnesota Carlson School of Management in 2009.



Michael C. Hubbard, CFA

Municipal Credit Associate

Mike joined Sit Investment Associates in September 2011. His responsibilities include credit research and analysis on fixed income securities. Prior to joining SIA, Mike worked four years as a consultant for State Street Investment Analytics in Boston. He also spent three years as a research and performance analyst at Adviser Investments in Newton, MA. He received a B.S. in Finance from Boston College in 2001.



Andrew J. Tich

Research Associate

Andrew joined Sit Investment Associates in June 2006. His current responsibilities include credit research and analysis on individual fixed income securities and assisting in the development and processing of quantitative analytical tools for fixed income portfolio management. Andrew worked for the administration group before moving to fixed income in August 2007. He received his B.S. in Actuarial Science from the University of St. Thomas in December 2009 and is currently a candidate in the CFA program.



Peter A. Ellingboe

Taxable Bond Credit Associate

Peter joined Sit Investment Associates in December 2013. His responsibilities include research, analysis and trading of corporate securities. Prior to joining the fixed income team Peter worked as an analyst for Q Investments, a multi-strategy hedge fund specializing in high yield and distressed investments. He also previously worked as associate consultant for The Boston Consulting Group. He received his B.A. in Mathematics from Pomona College in 2006 and received an M.B.A. from the Kellogg School of Management in 2011.



Jason B. Miller, CFA

Municipal Credit Associate

Jason joined Sit Investment Associates in December 2013. His responsibilities include municipal credit research and analysis on individual fixed income securities. Prior to joining SIA, he spent two and a half years as an Investment Research Analyst with Alerus Financial, and four years as an Advisor for Edward Jones. He received his B.S. degrees in Finance and Economics, with a minor in Business Administration, from Minnesota State University in 2007.



Marci A. Lorge

Senior Client Administrator

Marci joined Sit Investment Associates in April 1988 after serving as Operations Manager at IRI Securities. Prior to that she worked for Miller & Schroeder Financial in Operations. She currently serves as a Senior Client Administrator and provides support to the fixed income portfolio managers and traders. Marci also fills a liaison role between the fixed income and client administration departments. She received a B.S. in Business Administration and French with a minor in Economics from the University of Wisconsin, Steven's Point in 1978.



Brian R. Gilbert

Computer Decision Support Associate

Brian joined Sit Investment Associates in August 1994. Brian is currently responsible for developing and running the quantitative analytical tools for fixed income portfolio management. Before joining the fixed income team, Brian worked in operations for Sit Investment as a client administrator. Prior to joining SIA, he spent more than two years with Norwest Mortgage, Inc. in the mortgage pooling division. Brian received a B.S. in Management and a B.S. in Computer Information Systems from Northwestern College in 1990.